APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Moyas Kitchen Concepts LLC

BALANCE SHEET

As of June 28, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Fundamentals Chk - 7245 (7245)	465.65
Total Bank Accounts	**$465.65**
Other Current Assets	
Inventory	108.40
Uncategorized Asset	-1.20
Total Other Current Assets	**$107.20**
Total Current Assets	**$572.85**
TOTAL ASSETS	**$572.85**
LIABILITIES AND EQUITY	
Total Liabilities	
Equity	
Opening Balance Equity	855.49
Owner's Investment	2,919.57
Owner's Pay & Personal Expenses	-12.19
Retained Earnings	527.85
Net Income	-3,717.87
Total Equity	**$572.85**
TOTAL LIABILITIES AND EQUITY	**$572.85**

I, Hector Moya, certify that:

1. The financial statements of Moya's Kitchen Concepts included in this Form are true and complete in all material respects; and
2. The tax return information of Moya's Kitchen Concepts has not been included in this Form as Moya's Kitchen Concepts was formed on 07/08/2019 and has not filed a tax return to date.

Signature   *Hector Moya*

Name: Hector Moya

Title: Executive Chef